Milestone Scientific, Inc.
220 South Orange Avenue
Livingston, NJ 07039
(973) 535-2717
December 26, 2007
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Mr. Dennis C. Hult Staff Accountant
Milestone Scientific, Inc.
File No. 001-14053
Dear Sirs:
This letter is in response to the Staff’s comment letter dated December 18, 2007 which, in turn, was in response to our letter of November 15, 2007. Our responses are keyed to the number of each comment in your letter. If you have any questions regarding the responses to your comments please feel free to contact me at 973-535-2717 or Stephen Zelnick of Morse, Zelnick, Rose and Lander at 212-838-8040.
Your comment:
Form 10-QSB for the period ended September 30, 2007
Financial Statements, page 4
Revenue Recognition
1. Refer to prior comment 5 from our letter dated October 12, 2007. We refer to your response and request you specially identify where we can find your expanded discussion of revenue recognition. We see no revenue recognition policy disclosure in the footnotes to the financial statements. Confirm your future filings will include the expanded revenue recognition policy disclosures previously requested.
Our response:
The following appears starting on the sixth line of the second paragraph under

“Summary of Significant Accounting Policies”:
. . . and recognize revenue on the date of arrival at the customer’s location as shipments are FOB destination. Shipments to our international distributor are FOB our warehouse and revenue is therefore recognized on shipment. In both cases the price to the buyer is fixed and collectibility is reasonably assured. Further, we have no obligation on these sales for any post sale installation, set-up or maintenance, these being the responsibility of the buyer. Customer acceptance is considered made at delivery. Our only obligation after sale is the normal commercial warranty against manufacturing defects if the alleged defective unit is returned within the warranty period.
We believe that the above quoted language fairly describes our revenue recognition policy and our future filings will included this disclosure language.
Your comment:
2. To this regard, please make sure your future accounting policy disclosures indicate how you account for the STA market introduction sales incentive programs.
Our response:
We will make sure our future accounting policy disclosures indicate how we account for the STA market introduction sales incentive programs.
Your comment:
Management’s Discussion and analysis, page 13
Results of Operations, page 16
3. Please tell us and disclosure in future filings why the cost of royalty expense has a credit balance.
Our response:
In 2006 we accounted for certain royalty expenses as part of cost of goods sold and other royalty expenses in a royalty expense account that is part of selling, general and administrative expenses. In 2006 the total royalty due to a certain party was $3,261.13 and a check was issued to pay that amount. In 2007 it was determined that the party might not be legally entitled to the royalty and the check was cancelled resulting in the credit balance shown. We have accrued the royalty expense to which this party might be entitled but we have not paid it in 2007. Prior to year end we intend to reclassify the credit balance from the 2007 reversal to the royalty expense account that is part of selling, general and administrative expenses.
If you require any further information please do not hesitate to contact me or Mr. Zelnick, as noted above.

Respectfully, Arthur L. Goldberg Acting Chief Financial Officer

xc: Stephen Zelnick, Esq.

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